

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2022

Erez Antebi
Chief Executive Officer
Allot Ltd.
22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 4501317, Israel

> **Re: Allot Ltd.**
> **Registration Statement on Form F-3**
> **Filed April 8, 2022**
> **File No. 333-264202**

Dear Mr. Antebi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Laura Katherine Mann